Exhibit 4.5

COMPENSATION POLICY

SOL-GEL TECHNOLOGIES LTD.

Compensation Policy for Executive Officers and Directors

ADOPTED: October 2, 2017

 Table of Contents

Page

A.	Overview and Objectives	A - 3

B.	Base Salary and Benefits	A - 5

C.	Cash Bonuses (Excluding Directors)	A - 6

D.	Equity-Based Compensation	A - 8

E.	Retirement and Termination of Service Arrangements (Excluding Directors)	A - 9

F.	Exemption, Indemnification and Insurance	A - 10

G.	Arrangements upon Change of Control	A - 11

H.	Board of Directors Compensation	A - 11

I.	Miscellaneous	A - 12

A. Overview and Objectives

1.	Introduction

This document sets forth the compensation policy for executive officers (this "Compensation Policy" or "Policy") of Sol-Gel Technologies Ltd. ("Sol-Gel" or the "Company" and "Executive Officers", accordingly), in accordance with the requirements of the Companies Law 5759-1999 (the "Companies Law").

Compensation is a key component of Sol-Gel's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Sol-Gel's value and otherwise assist Sol-Gel to reach its business and financial short and long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each Executive Officer to Sol-Gel's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the general meeting of Sol-Gel's shareholders and shall serve as Sol-Gel’s Compensation Policy for the maximum period of time permitted by any applicable law.

The Compensation Committee (upon its appointment in accordance with the applicable law) and the Board of Directors of Sol-Gel (the "Compensation Committee" and "Board", respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It should be clarified, that wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 32 and 34 below.

2.	Objectives

Sol-Gel's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Sol-Gel's success and enhance the Company's shareholders' value, while supporting a performance culture that is based on merit, and rewards excellent performance in the short and long term, while recognizing Sol-Gel's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Sol-Gel's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, while creating a balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of Sol-Gel;

2.3.	To strengthen the retention and the motivation of Executive Officers in the short and long term.

2.4.	This Compensation Policy was prepared taking into account the Company's nature, size and business and financial characteristics.

3.	Compensation structure and instruments

29.	Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonuses (short-to-medium term incentive);

•	Equity based compensation (medium-to-long term incentive); and

•	Retirement and termination of service arrangements payments.

For the purpose of this Compensation Policy:

"Base Salary" shall mean: gross salary, before contributions to social benefits ("Base Salary"); "Employment Cost" shall mean: any payment for the employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment ("Employment Cost").

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "fixed compensation", comprised of base salary and benefits ("Fixed Compensation") and "variable compensation", comprised of cash bonuses and equity based compensation[1] (excluding adjustment period/retirement bonuses, granted in accordance with section 21 below) ("Variable Compensation") in order to, among other things, appropriately incentivize Executive Officers to meet Sol-Gel's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer shall not exceed 85% of the total compensation package of such an Executive Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Executive Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

5.	Intra-Company Compensation Ratio

29.
In the process of drafting this Policy, Sol-Gel’s Board has examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (the "Executive Officers Cost") and the average and median employer cost associated with the engagement of the other employees of Sol-Gel (the "Other Employees Cost" and the "Ratio", respectively). The Board believes that the current Ratio does not adversely impact the work environment in Sol-Gel. The following are the ratios as of the date of the approval of this Compensation Policy:

Position	Ratio between the Executive Officers Cost and the average Other Employees Cost	Ratio between the Executive Officers Cost and the median Other Employees Cost
CEO	8.12	10.64
Other Executive Officers	3.12	4.16

[1]	Based on the fair value on the date of grant, calculated annually, on a linear basis.

B. Base Salary and Benefits

6.	Base Salary

6.1.
The Base Salary varies between Executive Officers, is individually determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO, also the Company's general meeting of shareholders) and may be considered and adjusted by the Company (subject to the approvals of the abovementioned organs) on a periodically basis, according to, among others, the educational background, prior vocational experience, expertise and qualifications, role, business authorities and responsibilities, past performance and previous compensation arrangements of such Executive Officer, as well as the Company's financial state and cash position and any requirements or restrictions prescribed by any applicable legislation, from time to time. When determining the Base Salary, the Company may also decide to consider, at the sole discretion of the Compensation Committee and the Board and as required, the prevailing pay levels in the relevant market, Base Salary and the total compensation package of comparable Executive Officers in the Company, the proportion between the Executive Officer's compensation package and the salaries of other employees in the Company and specifically the median and average salaries and the effect of such proportions on the work relations in the Company.

7.	Benefits

7.1.
In addition to the Base Salary, the following benefits may be granted to the Executive Officers (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting pf shareholders), in order, among other things, to comply with legal requirements. It shall be clarified, that the list below is an open list and Sol-Gel (subject to the abovementioned required approvals) may grant to its Executive Officers other similar, comparable or customary benefits, subject to the applicable law. In addition, Executive Officers employed outside of Israel may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

•	Vacation days in accordance with market practice and the applicable law, up to a cap of 30 days per annum;

•	Sick days in accordance with market practice and the applicable law; However, the Company may decide to cover sick days from the first day;

•	Convalescence pay according to the applicable law;

•	Medical Insurance in accordance with market practice and the applicable law;

•
With respect to Executive Officers employed in Israel: monthly remuneration for a study fund ("Keren Hishtalmut"), as allowed by applicable tax law and with reference to Sol-Gel’s practice and common market practice;

•	Pension and savings – according to local market practices and legislation;

•	Disability insurance – the Company may purchase disability insurance, according to applicable legislation.

7.2.
Sol-Gel may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances and other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.
Sol-Gel may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. Sol-Gel may provide advance payments to its Executive Officers in connection with work-related expenses.

8.	Signing Bonus

At the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company's general meeting of shareholders), Sol-Gel may grant a newly recruited Executive Officer a signing bonus. Such bonus may be granted in cash, equity or a combination of both. The signing bonus will not exceed: (1) 50% of such Executive Officer's annual Base Salary, if the signing bonus is granted in cash; (2) 100% of such Executive Officer's annual Base Salary, if the signing bonus is granted by equity; (3) In case the signing bonus is a combination of cash and equity, its ceiling shall be proportional to the cash and equity components, calculated in accordance with the ratios mentioned in sections (1) and (2) above.

C. Cash Bonuses (Excluding Directors)

The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may grant cash bonuses to its Executive Officers (excluding directors) on a quarterly or annually basis, or on a shorter or longer period basis, in accordance with the principles detailed below.

9.	Annual Bonuses

9.1.
The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed twelve (12) monthly Base Salaries to the CEO, and six (6) monthly Base Salaries to any other Executive Officer.

9.2.
CEO

The annual bonus to the CEO will be based mainly on measurable criteria, and with respect to its less significant part shall be determined at the discretion of the Compensation Committee and the Board, in accordance with the following:

Position	Company/Individual Performance Measures	Company's Discretion
CEO	75%-100%	0%-25%

The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company's work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company's EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising investments, debt, etc., objectives relating to the Company's business operations and the Company's operations as a company traded on NASDAQ, objectives relating to the realization of the Company's assets, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Company's assets.

9.3.
Other Executive Officers (Excluding CEO and Directors)

The Company may also award (subject to the approvals of the Compensation Committee and the Board) an annual bonus to its Executive Officers, due to their unique contribution to the Company. Such grant will be based, inter alia, on measurable criteria, based on the Company's financial results, the scope of the Company's business activity, the CEO's opinion on the contribution of the Executive Officer to the Company, the distribution of the annual bonus over the year, etc. It should be clarified, that the annual bonus may be based in whole or in part on discretion, provided that it does not exceed the ceiling specified in section 9.1 above. The CEO of the Company shall be entitled to determine the abovementioned targets for each such an Executive Officer. Notwithstanding the foregoing, it is hereby clarified, that the grant of annual bonus to an Executive Officer, of up to three Base Salaries, shall be approved by the CEO of the Company.

10.	Special Bonuses

In addition to the annual bonus, Sol-Gel may grant Executive Officers a special bonus as an award for special achievements (outstanding personal achievement, outstanding personal effort or outstanding Company's performance, such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances and special recognition in case of retirement), at the discretion of the Compensation Committee and the Board (and with respect to the CEO- also the Company's general meeting of shareholders) which shall not exceed six (6) monthly Base Salaries.

11.	Additional Provisions Relating to Cash Bonuses

11.1.
Pro Rata Payment

Should the employment or service of the Executive Officer terminate prior to the end of a fiscal year, Sol-Gel may pay the Executive Officer his/her pro-rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company or has served in the Company.

11.2.	Compensation Recovery ("Clawback")

11.2.2.
In the event of an accounting restatement, Sol-Gel shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated ("Compensation Recovery"), provided that a claim is made by Sol-Gel prior to the third anniversary of fiscal year end of the restated financial statements.

11.2.3.	Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•
The Company (subject to any required approval by the applicable law) has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.

11.2.4.	It shall be clarified, that Sol-Gel shall not be entitled to Compensation Recovery with respect to equity-based compensation granted to its Executive Officers.

11.3.	Reduction or Postponement

In the event of the termination of office of an Executive Officer under circumstances in which he/she will not be entitled to severance pay, the Company (subject to the approvals of the Compensation Committee and the Board) may revoke the entitlement of such an Executive Officer to an annual bonus and to all parts of the annual bonus which have not yet been paid to him.

D. Equity-Based Compensation

12.	General and Objectives

12.1.
The Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may grant from time to time equity-based compensation which will be individually determined and awarded according to, inter alia, the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Company's directors, including, for the avoidance of doubt, the Executive Chairman, provided that such directors do not also serve as officers in the Company.

12.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers' and directors' interests with the long term interests of Sol-Gel and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the medium-to-long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.3.
The equity based compensation offered by Sol-Gel is intended to be in a form of options exercisable into shares, restricted shares and/or other equity based awards, such as restricted share units (RSUs), in accordance with the Company's incentive plan in place as may be updated from time to time.[2]

13.	Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer during a fiscal year, shall not exceed 200% of his/her annual Base Salary, as shall be determined according to acceptable valuation practices at the time of grant.[3]

14.	Taxation Regime

Subject to any applicable law, Sol-Gel may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers.

15.	Exercise Period

The exercise price for each option shall not be less than the average closing Company's share price on NASDAQ over the 30 trading days preceding the Board’s decision on the grant of the relevant option.

It is hereby clarified, that unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero. In addition, it shall be clarified, that the exercise of restricted shares and RSUs may be subject to the achievement of goals set in advance and approved in accordance with the applicable law.

Options, restricted shares and restricted share units (RSUs) may also be exercised by a method of "Cashless" exercise.

The Board considered the possibility of determining a ceiling for the exercise value of the variable equity components and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

[2]	The equity based compensation is based on the fair value on the date of grant, calculated annually, on a linear basis.

[3]	Calculated annually, on a linear basis.

16.	Vesting

All equity-based incentives granted to Executive Officers and directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Grants to Executive Officers (excluding directors) shall vest gradually over a period of at least two years, while grants to directors shall vest over a period of at least one year. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders). The Company (subject to the abovementioned required approvals) may condition the vesting of part or all of the equity-based incentives, for some or all of its Executive Officers, upon the achievement of predetermined performance goals. The Company (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Executive Officer leaving the Company (due to a dismissal, resignation, death or disability).

17.	For details regarding ceilings with respect to director's equity-based compensation see section 29 below.

18.	General

All other terms of the equity awards shall be in accordance with Sol-Gel's incentive plans and other related practices and policies. Accordingly, the Company may (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E. Retirement and Termination of Service Arrangements (Excluding Directors)

19.	Advanced Notice Period

19.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may provide each Executive Officer (excluding directors), pursuant to an Executive Officer's employment agreement and according to the Company's decision per each case, a prior notice of termination of up to six (6) months, except for the CEO whose prior notice may be of up to twelve (12) months (the "Advance Notice Period"). During the Advance Notice Period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her options, restricted shares, RSUs and/or any other equity based awards.

19.2.
During the Advance Notice Period, an Executive Officer will be required to keep performing his/her duties pursuant to his/her agreement with the Company, unless the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) has waived the Executive Officer’s services to the Company during the Advance Notice Period and pay the amount payable in lieu of notice, plus the value of benefits.

19.3.
In the event of a change of control in the Company, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may decide to extend the Advance Notice Period as provided in section 19.1 above (and the compensation paid for such Advance Notice Period, accordingly) to up to two times the original Advance Notice Period of the Executive Officer, in accordance with the applicable law as of that time.

20.	Adjustment Period/Retirement Bonus

In addition to the Advance Notice Period, the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the CEO- also the Company's general meeting of shareholders) may provide an additional adjustment period/retirement payment that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, performance during employment, contribution to Sol-Gel achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer shall be up to six (6) month Base Salaries and may only be granted to Executive Officers who have served in the Company for at least one year.

21.	Additional Retirement and Termination Benefits

Sol-Gel may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws- unless employment/term of service was terminated for cause), or which will be comparable to customary market practices.

F. Exemption, Indemnification and Insurance

22.	Exemption

Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may exempt in advance and retroactively its Executive Officers, from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by law and subject to the provisions of the Company’s Articles of Association.

23.	Indemnification

Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) may indemnify its Executive Officers to the fullest extent permitted by applicable law and the Company's Articles of Association, for any liability and expense that may be imposed on the Executive Officer, as provided in the Indemnity Agreement between such individuals and Sol-Gel, all subject to applicable law and the Company’s Articles of Association.

24.	Insurance

24.1.
Sol-Gel (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy"), as well as a "run off" insurance policy for its Executive Officers as follows:

•	The annual premium to be paid by Sol-Gel shall not exceed $1.5 million of the aggregate coverage of the Insurance Policy;

•	The limit of liability of the insurer shall be up to $75 million per event and in the aggregate in the insurance period.

•	The deductible amount per each claim shall not exceed $5 million.

•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Company, which shall determine (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders) that the sums are reasonable considering Sol-Gel's exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

•
The policy will also cover the liability of the controlling shareholders due to their positions as Executive Officers in the Company, from time to time, provided that the coverage terms in this respect do not exceed those of the other Executive Officers in the Company.

G. Arrangements upon Change of Control

25.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

25.1.	Vesting acceleration of outstanding options, restricted shares, restricted share units (RSUs) and/or other equity based awards.

25.2.
Extension of the exercising period of options, restricted shares, restricted share units (RSUs) and/or other equity based awards for Sol-Gel’s Executive Officers for a period of up to five (5) years, following the date of termination of employment.

25.3.	An Advance Notice Period, in accordance with section 19.3 above.

25.4.	An Adjustment period/retirement bonus in accordance with section 20 above, of up to twelve (12) months of Employment Cost.

H. Board of Directors Compensation

26.
The compensation of the Company's directors shall be in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or in accordance with section 27 below, subject to any required approvals by the applicable law.

27.	The compensation of the Company's directors (including external directors and independent directors) shall not exceed the following:

27.1.	Base payment of $45,000 per year (the "Base Payment");

27.2.	Chairman of the Board- an additional amount of $25,000 per year to the Base Payment;

27.3.	Committee Chairman- an additional amount of $10,000 per year to the Base Payment;

27.4.	Committee member- an additional amount of $5,000 per year to the Base Payment;

28.
In addition, the Company may engage with its directors (excluding external and independent directors) for the receipt of consulting services and/or other special services, for a consideration of up to $1,000 per day, plus reasonable expense reimbursement. Such compensation shall be paid for a maximum of 6 days per year for each director.

29.
Directors may be granted equity-based compensation in accordance with the applicable principles detailed in section D of this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.[4]

Equity based-compensation granted to the Company's directors, shall not exceed the following amounts (subject to any applicable law):[5]

29.1.	Director: $55,000 per year (the "Equity Compensation");

29.2.	Chairman of the Board- an additional amount of $55,000 per year to the Equity Compensation;

29.3.	Committee Chairman- an additional amount of $10,000 per year per year to the Equity Compensation;

29.4.	Committee member- an additional amount of $5,000 per year to the Equity Compensation;

30.	Sol-Gel's external and independent directors may be entitled to reimbursement of expenses in accordance with the Companies Law and the regulations thereunder.

I. Miscellaneous

31.
This Policy is designed solely for the benefit of Sol-Gel. Nothing in this Compensation Policy shall be deemed to grant any of Sol-Gel’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company and their compensation thereof. Such rights and privileges, to which Executive Officers or employees serving in the Company or that will serve in the Company in the future, are entitled for, shall be governed by the respective personal employment agreements.

32.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

33.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers as such may exist prior to the approval of this Compensation Policy, subject to any applicable law.

34.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Sol-Gel’s compensation to its Executive Officers, Sol-Gel may elect to act pursuant to such relief without regard to any contradiction with this Policy.

35.
The Company (subject to any required approvals by the applicable law) may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

36.
An immaterial change in the terms of office of Executive Officers (excluding directors, a controlling shareholder or a controlling shareholder's relative) during the term of this Compensation Policy, will be subject to the approval of the Company's CEO only (changes in the terms of office of the CEO shall be approved in accordance with the Companies Law). An immaterial change in this matter shall be deemed to be a change that does not exceed 5% of the annual Employment Cost with respect to the employment of such an Executive Officer in the Company, subject to the conditions prescribed in this Compensation Policy.

37.
It should be clarified, that the compensation components detailed in this Policy do not relate to various components that the Company may provide to all or part of its employees and/or its Executive Officers, such as: parking spaces, entry permits for its assets, reimbursement for meals and accommodation expenses, vacations, company events, etc.

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[4]	The equity based compensation is based on the fair value on the date of grant, calculated annually, on a linear basis.

[5]	Based on the fair value on the date of grant, calculated annually, on a linear basis.